May 19, 2025

Susan Kreh
Chief Financial Officer
Oil-Dri Corporation of America
410 North Michigan Avenue , Suite 400
Chicago , Illinois 60611

       Re: Oil-Dri Corporation of America
           Form 10-K for the Fiscal year Ended July 31, 2024
           Filed October 10, 2024
           File No. 001-12622
Dear Susan Kreh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing